

August 1, 2011

Via E-mail
Ricardo Rodríguez Marengo
Chief Executive Officer
Provida Pension Fund Administrator Inc.
Avenida Pedro de Valdivia 100, Providencia
Santiago, Chile

> **Re:** **Provida Pension Fund Administrator Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on May 23, 2011**
> **File No. 001-13406**

Dear Mr. Marengo:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Operating and Financial Review and Prospects
B. Liquidity and capital resources
Sources and uses of funds, page 46

1. Please provide us revised disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for 2010 as compared to 2009 and for 2009 as compared to 2008.

Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 78

2. Please provide us revised disclosure to be included in future periodic reports to state that the financial statements were prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and not generally accepted accounting principles in Chile.

Notes to the Consolidated Financial Statements
Note 32. Contingencies and Restrictions
(c) Litigation or other actions in which the company is involved, page F-67

3. For the lawsuits presented by the Administrator's former employees, please provide us revised disclosure to be included in future periodic reports to clarify whether the possibility of an outflow in settlement is remote. If the possibility is not remote, please provide the disclosures required by paragraphs 86 and 91 of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant